SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                SCHEDULE 13D
                               (Rule 13d-101)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 2)


                          DETECTION SYSTEMS, INC.
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                              (Name of Issuer)


                  Common Stock, par value $0.05 per share
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                       (Title of Class of Securities)

                                250644 10 1
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                               (CUSIP Number)

                       Frank J. Ryan, Vice President
                          Detection Systems, Inc.
                            130 Perinton Parkway
                             Fairport, NY 14450
                                716-421-4225
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               January 17, 2000
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          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

                   (Continued on the following page)
                          (Page 1 of 2 Pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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1.    Names of Reporting Persons,  I.R.S. Identification Nos. of Above Persons
      (Entities only)

      David B. Lederer
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2.    Check the Appropriate Box if a Member of a Group*(a) [ ]
                                                       (b) [x]
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3.    SEC Use Only

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4.    Source of Funds
            N/A
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5.    Check box if disclosure of legal proceedings is required pursuant to
      Item 2(d) or 2(e)       [  ]
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6.    Citizenship or Place of Organization:
      United States of America
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 Number of        7. Sole Voting Power
  shares          ------------------------------------------------------------
beneficially      8. Shared Voting Power    121,037
 owned by         ------------------------------------------------------------
   each           9. Sole Dispositive Power
 reporting        ------------------------------------------------------------
person with       10. Shared Dispositive Power    121,037
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11. Aggregate amount beneficially owned by each reporting person
                  298,502(1)
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12. Check box if the aggregate amount in row (11) excludes certain shares  [x]

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13. Percent of class represented by amount in row (11) 4.4%

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14. Type of reporting person:    IN.

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                            (Page 2 of 2 pages)
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(1)  Includes 117,465 shares which may be acquired by the reporting person upon retirement pursuant to the Company's Deferred Compensation and Deferred Stock Bonus Plans, 40,000 shares owned by the Lederer
     Family Limited Partnership, in which the reporting person and his spouse are equal partners and 20,000 shares owned by the reporting person's spouse.

Item 1.   Security and Issuer.

          Common Stock, par value $0.05 per share
          Detection Systems, Inc.
          130 Perinton Parkway
          Fairport, NY 14450

Item 2.   Identity and Background.

      a. Name.  David B. Lederer

      b. Residence or Business Address. Detection Systems, Inc., 130 Perinton Parkway, Fairport, NY 14450.

      c. Present Principal Occupations. Executive Vice President of Detection Systems, Inc.

      d. Criminal Proceedings. None.

      e. Civil Proceedings. None.

      f. Citizenship. United States of America

Item 3.   Source and Amount of Funds or Other Consideration.  N/A

Item 4. Purpose of Transaction. Mr. Lederer donated 30,000 shares to the Rochester Area Community Foundation ("RACF") pursuant to an agreement by and among Mr. Lederer, Bosch Security Systems Corporation and RACF, dated January 16, 2001, a copy of which is attached hereto as Exhibit A. On December 22, 2001, Mr. Lederer exercised options to purchase 8,000 shares at a price of $14.75 per share, pursuant to Detection Systems' 1997 Stock Option Plan.

Item 5.   Interest in Securities of the Issuer.

a.  Aggregate Amount Beneficially Owned: 298,502 or 4.4% of class, respectively

As disclosed in the Schedule 13D/A filed by Mr. Lederer on December 13, 2000, Mr. Lederer entered into a Voting and Option Agreement, dated as of December 10, 2000 with Karl H. Kostusiak and Robert Bosch GmbH ("Parent"). Parent subsequently assigned all of its rights and obligations under such agreement to its wholly-owned subsidiary, Bosch Security Systems Corporation ("Purchaser"). Due to the Voting and Option Agreement and the subsequent transfer of shares by Mr. Lederer to RACF, Mr. Lederer may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act with Mr. Kostusiak, Parent, Purchaser and RACF. Under Exchange Act Rule 13d-5(b)(1), each member of such group would be deemed to beneficially own all shares owned by each other member of such group. Thus, each of Messrs. Kostusiak and Lederer, Parent, Purchaser and RACF may be deemed to own 2,831,317 shares, constituting 32.7% of the outstanding shares. Pursuant to Rule 13d-4 under the Securities Exchange Act, as amended, Mr. Lederer hereby expressly declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Sections 13(d) and (g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D/A, other than the 298,502 shares set forth in the first line of this Item a.

b.  Number of Shares as to which such person has:
      1. sole power to vote or to direct the vote:
      2. shared power to vote or to direct the vote: 121,037
      3. sole power to dispose or to direct the disposition of:
      4. shared power to dispose or to direct the disposition of: 121,037

c.   Transactions effected during the past 60 days.

Mr. Lederer donated 30,000 shares to the Rochester Area Community Foundation ("RACF"), pursuant to an agreement by and among Mr. Lederer, Purchaser and RACF, dated January 16, 2001, a copy of which is attached hereto as Exhibit A. On December 22, 2000, he exercised a option for 8,000 shares at a price of $14.75 per share, pursuant to Detection Systems' 1997 Stock Option Plan.

d. Other Persons Having Right to Receive or Direct. See footnote 1 and Item a hereof.

e. Date on Which Reporting Person Ceased to be 5% Holder. As of January 16, 2001, Mr. Lederer has ceased to benefically own 5% of Detection Systems' shares, except as Mr. Lederer may be deemed to own shares pursuant to Rule 13d-5(b)(1) under the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Lederer donated 30,000 shares to the RACF, pursuant to an agreement by and among Mr. Lederer, Bosch Security Systems Corporation and RACF, dated January 16, 2001, a copy of which is attached hereto as Exhibit A.


Item 7.     Material to be Filed as Exhibits.

      Exhibit A. Agreement by and among Mr. Lederer, Bosch Security Systems Corporation and Rochester Area Community Foundation, dated January 16, 2001.



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                January 17, 2001
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                                (Date)

                                /s/ David B. Lederer
                                ---------------------------------
                                (Signature)

                                David B. Lederer, Executive Vice President
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                                (Name/Title)